Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2008 Financial Results

Amsterdam, Netherlands; February 25, 2009 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Highlights

•                  Fourth quarter 2008 net loss was $19.0 million, compared with net income of $45.1 million for the same period in 2007. Fourth quarter 2008 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $18.7 million, compared with $57.0 million in fourth quarter 2007 on the same basis.

•                  Fourth quarter net loss included charges of $21.0 million, net of tax related to the previously disclosed airline defaults and inventory impairments.

•                  Fourth quarter 2008 basic and diluted loss per share was $0.22. Fourth quarter 2008 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.22.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $87.8 million in fourth quarter 2008 compared to $79.0 million in fourth quarter 2007, an increase of 11%.  This measure reflects the increase in leasing income.

•                  Total revenue for the fourth quarter 2008 was $326.4 million, compared to $284.6 million for the same period in 2007. The increase was mainly due to higher aircraft sales revenue.

•                  Sales revenue for the fourth quarter 2008 was $170.9 million, compared to $138.0 million for the same period in 2007, and was generated from the sale of two aircraft, five engines and parts inventory.

•                  Total assets were $5.4 billion at December 31, 2008, an increase of 23% over total assets of $4.4 billion at December 31, 2007.

Full Year 2008 Key Financial Highlights

•                  Full year 2008 net income was $151.8 million, compared with $188.5 million for 2007. Full year 2008 net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation was $197.8 million, down 6% vs. $210.6 million in 2007, which was mainly caused by the previously disclosed airline defaults, inventory impairments, lower gains from sales and lower other revenue.

•                  Full year 2008 basic and diluted earnings per share were $1.79. Full year 2008 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $2.33.

•                  Total revenue for the full year 2008 was $1,256.3 million, up 7% vs. 2007.

•                  Net spread for the full year 2008 was $359.6 million, up 19% vs. 2007.

•                  Sales revenue for the full year 2008 was $616.6 million, up 10% vs. 2007.

•                  Aviation assets purchased and delivered in 2008 were $1.5 billion.  In addition to these completed purchases, at December 31, 2008 AerCap had signed agreements for the purchase of four aircraft and letters of intent for the purchase of two aircraft.

Fourth Quarter 2008 Financing Highlights - Previously Disclosed

•                  AerCap signed a facility agreement with Calyon S.A. and other banks and financial institutions, outlining the terms pursuant to which the European Export Credit Agencies may provide guarantees on up to $1.4 billion of financing. This represents a significant portion of the remaining financing needed for the Airbus A330 order delivering between 2009 and 2012. The European Export Credit Agencies consist of Coface in France, ECGD in the United Kingdom, and Euler-Hermes in Germany. The loans are to be provided by a syndicate of banks led by Calyon acting as Global Arranger and are subject to customary ECA requirements.

Klaus Heinemann, CEO of AerCap, commented: “We are operating in an extremely difficult economic climate, but despite these challenges AerCap has continued to execute its growth strategy, including entering into new lease contracts and delivering aircraft to its lessees, along with arranging and maintaining committed financing sources. The combination of our experienced management team, coupled with stable core lease revenues and committed funding facilities provide a foundation with which to deal with the ongoing market challenges. Notwithstanding, the global financial markets are marked with considerable uncertainty and volatility. As such, if conditions erode further in 2009, such developments may have an adverse impact on the Company’s clients and therefore, the Company. As a result, we will remain focused on liquidity and work toward minimizing any disruption these unprecedented market conditions may have on the Company’s aircraft portfolio in the coming months.”

AerCap’s CFO, Keith Helming, added, “We are pleased with our performance during 2008, particularly in light of the current financial crisis and related airline defaults. Notwithstanding adverse market conditions, we continue to deliver revenue growth and derive significant advantages from the current low interest rate environment as a result of our hedging strategy, which is reflected in our increased net spread.”

Summary of Financial Results

AerCap recorded a fourth quarter 2008 net loss of $19.0 million or $0.22 loss per basic and diluted share. Included in the fourth quarter 2008 net loss amount were charges relating to the mark-to-market of interest rate caps and share-based compensation of $37.7 million or $0.44 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $35.9 million and the after-tax charge from share-based compensation was $1.8 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2008	2007	(decrease)	2008	2007	(decrease)

Revenues	$326.4	$284.6	15%	$1,256.3	$1,176.5	7%
Net income	(19.0)	45.1	-142%	151.8	188.5	-19%

Total revenue in fourth quarter 2008 increased 15% compared with fourth quarter 2007. This increase was largely driven by a higher amount of aircraft sales revenue in the fourth quarter 2008. Fourth quarter 2008 aircraft sales included the sale of an A330 delivered from our forward order.

Revenue breakdown

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2008	2007	(decrease)	2008	2007	(decrease)

Lease revenue:
Basic rents	$134.7	$125.9	7%	$520.7	$494.2	5%
Maintenance rents	11.7	8.5	38%	69.3	40.2	72%
End-of-lease compensation	2.7	2.8	-4%	15.2	19.8	-23%
Lease revenue	$149.1	$137.2	9%	$605.2	$554.2	9%
Sales revenue	170.9	138.0	24%	616.6	558.3	10%
Management fees and interest income	6.4	9.2	-30%	30.3	44.1	-31%
Other revenue	—	0.2	100%	4.2	19.9	-79%
Total revenue	$326.4	$284.6	15%	$1,256.3	$1,176.5	7%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base. This increase was partially offset by the impact from airline defaults which lowered basic lease rents by $4.7 million in fourth quarter 2008.

In addition, the increase in basic lease rents was reduced by the impact from decreasing interest rates on floating rate lease rentals between the periods. However, the decrease in basic rents on floating rate leases was offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the fourth quarter 2008 increased 7% compared to fourth quarter 2007 to $134.7 million, interest expense excluding the impact of mark-to-market of interest rate caps and non-recurring charges remained constant at $46.9 million, as shown in the table below. We refer to the difference in these amounts of $87.8 as net spread, which increased 11% in fourth quarter 2008 over the same period in 2007.

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2008	2007	(decrease)	2008	2007	(decrease)

Basic rents	$134.7	$125.9	7%	$520.7	$494.2	5%

Interest on debt	$99.0	$57.7	72%	$219.2	$234.8	-7%
Plus: mark-to-market of interest rate caps	(52.1)	(10.8)	382%	(58.1)	(14.4)	303%
Less: Non-recurring charges to interest expense from refinancing of securitized bonds	—	—	0%	—	(27.4)	-100%
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from refinancing of securitized bonds	$46.9	$46.9	0%	$161.1	$193.0	-17%

Net Spread	$87.8	$79.0	11%	$359.6	$301.2	19%

Effective tax rate

AerCap’s effective tax rate during the twelve month period ended December 31, 2008 was positive 0.3% (income), consisting of negative 2.0% (a charge) for AerCap’s aircraft business and positive 56.8% (income) for AerCap’s engine and parts business. The effective tax rate in 2007 was negative 11.8% (a charge). The positive tax rate resulted because the most significant portion of the charges relating to airline defaults and inventory impairments occurred in the higher tax rate jurisdictions, and the most significant portion of pre-tax earnings occurred in the lower tax rate jurisdictions.

Financial position

			% Increase
			over
	December 31,	December 31,	December 31,
	2008	2007	2007

Flight equipment held for lease	$3,989.6	$3,050.2	31%
Total assets	5,410.8	4,394.2	23%
Total liabilities	4,284.8	3,413.1	26%
Total equity	1,109.0	950.4	17%

As of December 31, 2008, AerCap’s portfolio consisted of 297 aircraft and 75 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to allow it to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts. AerCap does not apply hedge accounting to its interest rate caps. As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period. Following is a reconciliation of net income excluding the impact of mark-

to-market of interest rate caps and share-based compensation to net income for the three month and twelve month periods ended December 31, 2008 and 2007:

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/				% increase/
	2008	2007	(decrease)	2008	2007		(decrease)

Net income	$(19.0)	$45.1	-142%	$151.8	$188.5	*	-19%
Plus: mark-to-market of interest rate caps, net of tax	35.9	9.4	282%	39.6	12.6		214%
share-based compensation, net of tax	1.8	2.5	-28%	6.4	9.5		-33%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$18.7	$57.0	-67%	$197.8	$210.6		-6%

*- Includes a charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes. The reconciliation of net spread to basic rents for the three month and twelve month periods ended December 31, 2008 and 2007 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Wednesday, February 25, 2009 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) +1-706-634 5464 and referencing code 82185363 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call.  A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on February 25, 2009 and continuing through March 30, 2009. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 82185363. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Wednesday, February 25, 2009, at 12:30 pm Eastern Time at The New York Palace (the Henry Room).  Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/q408results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	December 31, 2008		December 31, 2007

Assets
Cash and cash equivalents	$193,563		$241,736
Restricted cash	113,397		95,072
Trade receivables, net of provisions	43,649		35,591
Flight equipment held for operating leases, net	3,989,629		3,050,160
Flight equipment held for sale	—		136,135
Net investment in direct finance leases	30,571		—
Notes receivables, net of provisions	134,067		184,820
Prepayments on flight equipment	448,945		247,839
Investments	18,678		11,678
Goodwill	6,776		6,776
Intangibles, net	47,099		41,855
Inventory	102,879		90,726
Derivative assets	19,352		21,763
Deferred income taxes	82,471		85,253
Other assets	179,750		144,823
Total Assets	$5,410,826		$4,394,227

Liabilities and Shareholders’ equity

Accounts payable	$7,510		$16,376
Accrued expenses and other liabilities	104,750		81,379
Accrued maintenance liability	202,834		255,535
Lessee deposit liability	98,584		83,628
Debt	3,790,487	*	2,892,744
Accrual for onerous contracts	33,306		46,411
Deferred revenue	34,922		33,574
Derivative liabilities	12,378		—
Deferred income taxes	—		3,425
Total liabilities	4,284,771		3,413,072

Minority interest	17,018		30,782

Share capital	699		699
Additional paid-in capital	609,327		602,469
Retained earnings	499,011		347,205
Total shareholders’ equity	1,109,037		950,373

Total Liabilities and Shareholders’ equity	$5,410,826		$4,394,227

* Includes $61.9 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenues
Lease revenue	$149,119	$137,157	$605,253	$554,226
Sales revenue	170,925	137,973	616,554	558,263
Interest revenue	3,584	6,020	18,515	29,742
Management fee revenue	2,779	3,206	11,749	14,343
Other revenue	25	203	4,181	19,947
Total Revenues	326,432	284,559	1,256,252	1,176,521

Expenses
Depreciation	46,061	34,815	169,392	141,113
Asset impairment	11,100	—	18,789	—
Cost of goods sold	146,596	104,458	506,312	432,143
Interest on debt	98,990	57,656	219,172	234,770
Operating lease in costs	3,303	4,664	14,512	20,176
Leasing expenses	32,356	4,595	55,569	18,825
Provision for doubtful notes and accounts receivable	2,685	390	3,746	745
Selling, general and administrative expenses	31,616	34,167	128,268	116,328
Total Expenses	372,707	240,745	1,115,760	964,100

Income from continuing operations before income taxes and minority interest	(46,275)	43,814	140,492	212,421

Provision for income taxes	15,851	(152)	430	(25,123)

Net income before minority interest	(30,424)	43,662	140,922	187,298

Minority interest, net of taxes	11,426	1,453	10,883	1,155

Net Income	$(18,998)	$45,115	$151,805	$188,453

Basic and diluted earnings per share	(0.22)	$0.53	$1.79	$2.22

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2007	2008	2007

Net income (loss)	(18,998)	45,115	151,805	188,453
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Minority interest	(11,426)	(1,453)	(10,883)	(1,155)
Depreciation	46,062	34,797	169,392	141,095
Asset impairment	11,100	—	18,789	—
Amortisation of debt issuance cost	4,328	3,295	16,239	38,156
Amortisation of intangibles	3,788	2,938	14,615	10,800
Gain on elimination of fair value guarantee	—	—	—	(10,736)
Gain on discounted purchase of securitized bonds	—	—	(2,783)	—
Provision for doubtful notes and accounts receivable	2,685	390	3,746	745
Capitalised interest on pre-delivery payments	210	(1,361)	(2,098)	(5,968)
Gain on disposal of assets	(15,073)	(28,667)	(80,341)	(103,455)
Change in fair value of derivative instruments	48,742	(4,231)	51,646	(3,892)
Deferred taxes	(15,161)	3,393	(642)	13,929
Share -based compensation	1,475	2,899	6,858	10,916
Changes in assets and liabilities
Trade receivables and notes receivable, net	(6,784)	(12,376)	(5,208)	(28,647)
Inventories	(14,683)	(4,513)	(5,469)	8,460
Other assets and derivative assets	(930)	9,561	(48,580)	(16,041)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(9,545)	(3,726)	(28,001)	(41,904)
Deferred revenue	(3,594)	3,236	1,348	5,182
Net cash provided by operating activities	22,196	49,297	250,433	205,938

Purchase of flight equipment	(287,515)	(242,357)	(1,302,157)	(699,807)
Proceeds from sale/disposal of assets	135,048	116,875	487,475	449,313
Prepayments on flight equipment	(132,839)	(57,440)	(339,422)	(164,074)
Receipt of notes receivable in defeasance structures	44,157	—	44,157	—
Purchase of investments	(7,550)	—	(17,550)	—
Sale of investments	—	—	6,234	—
Purchase of intangibles	—	(1,633)	(21,410)	(18,427)
Movement in restricted cash	54,446	(34,258)	(18,325)	17,205
Net cash used in investing activities	(194,253)	(218,813)	(1,160,998)	(415,790)

Issuance of debt	494,446	291,588	1,642,784	2,395,956
Repayment of debt	(306,972)	(145,201)	(742,258)	(2,025,298)
Debt issuance costs paid	(6,314)	(7,162)	(44,933)	(49,579)
Capital contributions from minority interests	5,000	—	5,000	—
Net cash provided by financing activities	186,160	139,225	860,593	321,079

Net increase (decrease) in cash and cash equivalents	14,103	(30,291)	(49,972)	111,227
Effect of exchange rate changes	3,016	30	1,799	(692)
Cash and cash equivalents at beginning of period	176,444	271,997	241,736	131,201
Cash and cash equivalents at end of period	193,563	241,736	193,563	241,736